

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2010

Serkan Okandan
Chief Executive Officer
Turkcell Iletisim Hizmetleri A.S.
Turkcell Plaza
Mesrutiyet Caddesi No: 71
34430 Tepebasi
Istanbul, Turkey

  Re: Turkcell Iletisim Hizmetleri A.S.
    Form 20-F for Fiscal Year Ended December 31, 2009
    Filed April 27, 2010
    File No. 001-15092

Dear Mr. Okandan:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note the disclosure on page 10 that you may consider opportunities in countries including Iran and Syria. We also note from your website that you continue to provide international calling services to, and have roaming arrangements with, Cuba, Iran, Sudan, and Syria. As you know, Cuba, Iran, Sudan, and Syria are countries that are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries or other direct or indirect arrangements, since your response letter to us dated October 16, 2008. In this regard, we note the reference in that letter to your possible acquisition of a controlling interest in Syriatel. Your response should describe any products, equipment, components, technology, or services that you have provided

into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments, since your October 16, 2008 letter.

2. Please discuss the materiality of any contacts with the referenced countries you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business associated with Cuba, Iran, Sudan, and Syria.

Operating Results, page 82

3. We note that the Information Technology and Communication Authority has decreased the rates and maximum price levels for telecommunications services in the Turkish market. You provide a detailed discussion of the rate and price level changes in the Tariffs section of "Regulation of the Turkish Telecommunications Industry" but you do not discuss any of these rate changes in Operating Results.   If any of these rate or price level reductions may impact your revenues or profits or may materially impact your ongoing operating results, your discussion in Operating Results in your next Form 20-F should address those changes. Also, you should add a discussion of these rate decreases in Item 5D. Trend Information.

Liquidity and Capital Resources, page 99

4. We note the three year decline in your net cash provided by operating activities. Although you have discussed the reasons for such a decline and indicated that your cash position is expected to remain "strong," you indicate on page 99 that your cash flow from operations is susceptible to the costs associated with new technologies, such as 3G. Since your 3G network was recently launched in July 2009 and its development is integral to your future plans, it would appear that the costs associated with the roll out of this technology across your entire network should be considered in the evaluation of your future cash plow position. In your next 20-F, please revise to include new technologies in your forward-looking statements regarding your cash flow from operations.

Corporate Governance, page 141

5. We note that you disclose that the Capital Markets Board of Turkey requires that at least one third of your board members (and in any case at least two members) be independent. However, you currently have only one independent board member. In your next 20-F, please explain whether the company is in compliance with the corporate governance principles of the Capital Markets Board of Turkey and, to the extent you are not in compliance, any potential impact on your listing on the NYSE.

6. We note your disclosure that you are challenging the Capital Markets Board of Turkey's finding that Alexey Khudyakov's status as an "observer member" of your audit committee does not satisfy certain requirements under its articles for "Committees Responsible for Auditing". In your next 20-F, please disclose what remedial action the NYSE might require if you lose your appeal and the NYSE finds that the company is not in compliance with Turkish regulations**.**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, accountant, at (202) 551-3384 or Kyle Moffatt, accountant branch chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director